Fitmedia Inc.
File No. 333-124872

304B - 338 West 8th Ave Vancouver, BC V5Y 3X2 Canada Tel (604) 723.0954 Fax (604) 876.1047 www.fitmedia.net

September 15, 2005

Gregory S. Belliston
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Belliston:

Re:	Fitmedia Inc. (the “Company”)
Registration Statement on Form SB-2
Amendment No. 1
File No. 333-124872

In response to your comment letter dated June 20, 2005, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 1 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

General

1.

As the offering will be done through your officers and directors, please consider whether these individuals need to be registered as broker-dealers. For example, do they qualify for the safe harbor of Rule 3a4-1 of the Exchange Act?

RESPONSE:

We believe that the directors of the Company will qualify for safe harbour of Rule 3a4-1 of the Exchange Act, based on the following:

(a) the directors are not disqualified under section 3(a)39 of the Act;

Fitmedia Inc.
File No. 333-124872

(b)	they will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

(c)	they will meet all of the criteria required by Rule 3a4-1(4)(ii) in that:

	i.	they perform substantial duties other than in connection with the securities;

	ii.	neither director has been associated with a broker or dealer, or an associated person of a broker dealer during the past 12 months; and

	iii.	the offering will be the only time the directors rely on this exemption during a 12 month period.

Fitmedia Inc., page 5

2.	You state in the first paragraph of this discussion that you have no operations. On page 22, you state you recently began your current operations. Please reconcile these statements.

RESPONSE:

The Company has changed page 5 to read, “Fitmedia is a development stage company that has only recently begun operations.”

3.

We note you “plan to sell DVDs through chain stores such as Wallmart, Tower Records and others.” We further note from page 25 that no company has yet agreed to sell your DVDs. Please disclose this fact in this section.

RESPONSE:

We have added the following sentence to the end of the paragraph: “No company has yet agreed to sell our DVDs.”

Risk Factors, page 7

4.

We note from page 20 that you do not intend to pay dividends. Please add a risk factor disclosing this fact and disclosing that any gain on an investment will need to come through appreciation of the stock’s price.

RESPONSE:

The following has been added as risk factor number 16:

“16. We do not intend to pay dividends and there will be less ways in which you can make a gain on any investment in Fitmedia.

We have never paid any cash dividends and currently do not intend to pay any dividends for the foreseeable future. To the extent that we require additional funding currently not provided for in our financing plan, our funding sources may likely prohibit the payment of a dividend. Because we do not intend to declare

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No. 333-124872

dividends, any gain on an investment in Fitmedia will need to come through appreciation of the stock’s price.”

We are solely dependent upon the funds to be raised in this offering…., page 7

5.	Please provide your estimate as to how long the proceeds from this offering will enable you to operate.

RESPONSE:

We have added the following the end of this risk factor: “We anticipate that if we are successful in raising $25,000, these proceeds will enable us to operate for approximately one year. If we are successful in raising the maximum of $100,800, our intention is to increase our spending in the areas of production and marketing and we expect these proceeds to last us approximately 18 months.”

Since our common stock has never been traded…, page 10

6.

We note the reference in the penultimate bullet point to the “catalogs of your musicians”. We could not find any discussion in the document relative to your plans to engage in the music industry or produce music videos. Please advise or revise.

RESPONSE:

The reference to “catalogs of our musicians” has been removed from this risk factor.

7.

In the last bullet point, you refer to the issue of adding or losing key managerial and creative personnel. Do you anticipate you will need to hire additional personnel? If so, please discuss this issue in a separate risk factor.

RESPONSE:

We have added a risk factor as follows:

“17. Our success depends in part on our ability to attract and retain additional key personnel, which we may or may not be able to do. Our failure to do so could prevent us from achieving our goals and becoming profitable.

We anticipate that beginning in 2007 we will need to hire key personnel in the areas of marketing, sales and accounting who can contribute to our success in various ways. Our inability to attract additional key personnel could have a material adverse effect on our ability to conduct our business. If we are unable to retain key personnel in marketing and sales in the future, we may be unable to generate sufficient revenues from the sales of our DVDs to become profitable.”

Fitmedia Inc.
File No. 333-124872

Fitmedia management beneficially own approximately 77%..., page 10

8.

We note from page 26 that Mr. Crottey devotes approximately 25 hours per week to Fitmedia. Please disclose the general nature of any other activities or employment he pursues and whether such activities or employment may present conflict of interests.

RESPONSE:

The following has been added at the end of this risk factor: “Mr. Crottey is pursuing a part time course of study towards a bachelor’s degree in Communications at Simon Fraser University in Burnaby, British Columbia. It is unlikely that his studies will present a conflict of interest with his duties at Fitmedia.”

Plan of distribution, page 12

9.

We note the statement in the fifth paragraph that “after the initial offering price of the shares in our common stock, the offering price of the shares sold by the Selling Security Holders will be determined by market factors and the independent decisions of the Selling Security Holders.” Does this mean no shares will be sold by the selling security holders until the offering by Fitmedia is completed? Please clarify or discuss how any conflict between sales by the selling security holders and management will be resolved.

RESPONSE:

We have added the following discussion:

“We anticipate that we will begin selling our shares pursuant to the Direct Offering before we apply for a listing on the OTC Bulletin Board. We also anticipate that the Selling Security Holders are not likely to sell any shares until we have obtained a listing on the OTC Bulletin Board. If both the Selling Security Holders and management are trying to sell securities at the same time, management intends to leave it up to the discretion of the potential buyer regarding from whom the buyer will purchase Fitmedia stock. In such instances, since the Selling Security Holders may offer their shares at a lower price, they may be able to negotiate more effectively with potential buyers to sell their Fitmedia securities.”

Use of Proceeds, page 14

10.	Please state approximately how much money you plan to put toward each use at each of the three levels of funds raised.

RESPONSE:

We have revised our description of use of proceeds as follows:

Fitmedia Inc.
File No. 333-124872

Amount of funds raised	Proceeds to be used in
Up to $25,000
  $18,000 - general working capital for one year (including accounting, legal, management, rent and office expenses)

  $6,000 - development and production of our DVDs

  $1,000 - website development and marketing

Up to $60,000
  $30,000 - general working capital for 18 months (including accounting, legal, management, rent and office expenses)

  $8,000 - development and production of our DVDs

  $8,000 – purchase of video and editing equipment

  $7,000 – duplication costs

  $7,000 - website, marketing and distribution development

Up to $100,000
  $30,000 - general working capital for 18 months (including accounting, legal, management, rent and office expenses)

  $12,000 - development and production of our DVDs

  $8,000 –purchase of video and editing equipment

  $7,000 – duplication costs

  $40,000 - website, marketing and distribution development

  $3,000 - acquiring additional fitness DVD and series scripts

11.	We note some proceeds will be used for “general working capital.” Please identify with more specificity the uses this entails.

Fitmedia Inc.
File No. 333-124872

RESPONSE:

The description of “general working capital” in our description for use of proceeds now reads: “general working capital for [x months/years] (including accounting, legal, management, rent and office expenses)”.

Notice About Forward-looking Statements, page 15

12.

Please be aware that section 27A(b)(2)(D) of the Securities Act and section 21E(b)(2)(D) of the Exchange Act specifically exclude statements made in initial public offerings from the safe harbor for “forward-looking statements.” Please revise the discussion on pages 15-16 so it is clear that these sections do not offer any protection for the disclosure in your filing.

RESPONSE:

The following statement has been removed from page 15:

“The statements contained in this Registration Statement that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future.”

Description of Business, page 22

13.	Please state the percentage of Green Tea Productions that Fitmedia owns.

RESPONSE:

We have stated that Green Tea Productions is a “wholly-owned” subsidiary of Fitmedia.

14.

Please identify the personnel who will write and produce the Yoga for Seniors DVD, describe these individuals’ qualifications, and describe the compensation you will pay them. Also, file as exhibits to your registration statement any written agreements you enter into with them.

RESPONSE:

We have completed principal photography on our first DVD, a prenatal yoga video. Accordingly, we have amended our business description to include the following:

“Director, Producer, Writer and Talent for DVDs

On June 27, 2005, we concluded two agreements whereby Joelle Lazar agreed to write and star in our First DVD, tentatively entitled, “Fitmedia’s Prenatal Yoga” (the “Prenatal Yoga DVD”). Joelle Lazar is a teacher of yoga, Eastern philosophy and meditation. She is a specialist in prenatal and therapeutic yoga and a singer of traditional Indian music as a healing art. She also writes articles on yoga,

Fitmedia Inc.
File No. 333-124872

meditation, health and personal growth. For the past year, Ms. Lazar has been the director of Our Town Yoga School. Ms. Lazar has appeared on Good Morning Canada, a CTV production, demonstrating a prenatal yoga class she designed to a national audience. She has obtained certification to teach theory and practice of yoga at the International Meditation Institute in Kullu, India.

The writer agreement between Joelle Lazar and Fitmedia, is included in this prospectus as Exhibit No. 10.1. The agreement requires Ms. Lazar to prepare a treatment and full screenplay which is to include an outline of 45 minutes of yoga poses suitable for pregnant women, and separate segments for guided meditation, anatomy of breath and hand movements. As compensation for Ms. Lazar’s writing services, Fitmedia has agreed to pay Ms. Lazar $80 per hour, and a 5% royalty of Fitmedia’s profits from the DVD. On July 5, 2005, Ms. Lazar completed the development of the screenplay, and has been paid $647 by Fitmedia for her writing services. The agreement assigns all copyright in the screenplay to Fitmedia.

The actor agreement between Joelle Lazar and Fitmedia dated June 27, 2005 has been attached to this prospectus as Exhibit 10.3. The agreement engages Ms. Lazar as the instructor and star of the Prenatal Yoga DVD. The services to be provided by Ms. Lazar include on screen instructing and yoga poses during principal photography, as well as extra dialogue work, trailors, retakes and added scenes, if required. Fitmedia has agreed to pay Ms. Lazar fees of $80 per hour for her on screen work, with no royalties.

Carrie Lazar entered into an agreement with Fitmedia on June 27, 2005 to also appear in the Prenatal Yoga DVD. The agreement is included in this prospectus as Exhibit 10.4. Pursuant to the agreement, Carrie Lazar agreed to appear on the DVD doing yoga poses as instructed on screen by her sister, Joelle Lazar. The services to be provided by Carrie Lazar include on screen instructing and yoga poses during principal photography, as well as extra dialogue work, trailors, retakes and added scenes, if required. Fitmedia has agreed to pay Carrie Lazar fees of $22 per hour for her on screen work, with no royalties. Both Joelle Lazar and Carrie Lazar assigned all intellectual property proceeds of their services to Fitmedia.

On June 28, 2005, Fitmedia entered into an agreement with Timothy Crottey, our President, to act as director and producer for the Prenatal DVD. The agreement is included in this prospectus as Exhibit 10.5. Mr. Crottey agreed to accept $400 in full payment for his services, with no royalty rights, and agreed to assign all intellectual property rights in the Prenatal Yoga DVD to Fitmedia. Mr. Crottey has no experience as a director or producer, but he has been studying Communications at Simon Fraser University in Burnaby, British Columbia for several years, and he has taken several courses in media and editing.

Production

Principal photography has been completed on the Prenatal Yoga DVD. The photography took place in Vancouver, British Columbia on July 5, 2005 and August 9, 2005. Joelle and Carrie Lazar both starred on screen and Tim Crottey directed. We also had several camera operators who were hired for each day,

Fitmedia Inc.
File No. 333-124872

and we rented cameras and sound recording equipment. Tim Crottey intends to oversee the editing process, which is expected to take several months. We intend to begin filming our next DVD after completion of the Prenatal Yoga DVD.”

Our Products and Services, page 24

15.	Please define yoga and pilates.

RESPONSE:

We have amended part of our description of Products and Services to read as follows:

“Yoga is a form of exercise that takes into account the interrelationship between body and mind, and is a method that combines movements that benefit physical health with breathing and meditation techniques that help ensure peace of mind. We have chosen these topics, with a focus on yoga, because we believe we will be able to produce these DVDs at a lower cost than other topics such as Pilates, which may require specialized equipment. Pilates, for example, is a system of physical exercise involving controlled movements, stretching and breathing, performed on specifically designed exercise apparatus and supervised by extensively trained teachers.”

16.

Please clarify whether your DVDs will be informational only or whether they will be the type of program in which viewers exercise along with an instructor on the DVD program.

RESPONSE:

We have included the following sentence on page 24:

“The DVDs we intend to produce will be the types of programs in which viewers exercise along with an instructor on the DVD program. In some cases, our DVDs will also contain supplementary information on other topics, such as nutrition.”

Our Competitive Position, page 25

17.

You state you “believe there is room in the marketplace for original fitness DVDs that offer new information and types of exercise that are specifically targeted to groups of people or to people with specific interests.” Please state what this belief is based on.

RESPONSE:

We have added the following under “Competitive Position”:

“This belief is based on informal research that our management has done on the types of fitness DVDs available for purchase on the Internet and in other locations, compared to discussions with approximately 30 people from various backgrounds and of different demographics regarding the types of fitness DVDs that might appeal to them.”

Fitmedia Inc.
File No. 333-124872

Description of property, page 29

18.	Please state whether your current studio is sufficient for your business purposes.

RESPONSE:

We have added the following:

“Our current studio is sufficient for our business purposes. Many independent contractors work from home and we intend to shoot the photography for our DVDs in various locations. For example, most of the photography for our Prenatal Yoga DVD took place at the beach. We anticipate the in the future we may need to rent studio space for limited periods of time to shoot the video photography for our planned DVDs.”

19.

We note that you have no recording, lighting, video equipment or other equipment normally associated with the video production industry. Please revise the discussion as appropriate throughout the document to address this aspect of your business.

RESPONSE:

We have added the following to our Description of Property:

“We do not own recording, lighting, video equipment or other production equipment. For our production needs so far, we have rented equipment we needed on a daily basis, and we can continue to do this for our future production and editing needs. However, if we are successful in raising more than $50,000, we intend to purchase approximately $10,000 worth of production and editing equipment. Such equipment would likely include a digital camera, some lights and a computer with digital editing software.”

We have also amended our description of Use of Proceeds and Management’s Discussion and Analysis to include details of our plans to purchase video and editing equipment in the future.

Executive compensation, page 30

20.
You state you have not paid any compensation to your executives since you began operations. You also state you paid directors fees of $2,600 (page 27) and that Mr. Crottey works for you as a contractor for approximately 25 hours per week (page 26). Does Mr. Crottey accrue compensation for his services? Please reconcile or revise your discussion as appropriate.

Fitmedia Inc. File
No. 333-124872

RESPONSE:

The reference to directors fees has been amended to describe that the $2,600 was paid to Roman Onufrijchuk. Also, our discussion of Executive Compensation has been changed to the following:

“Our only executive officer since inception, Timothy Crottey, was not paid any compensation and did not accrue any compensation during the five months ended January 31, 2005. During the six months ended July 31, 2005, however,

Mr. Crottey received fees for his services as an executive officer and director in the amount of $1,766. No options or other derivative securities were issued to Mr. Crottey.”

Exhibit 5.1: Legality Opinion

21.

Please revise paragraph 2 of the opinion so it states the number of common shares in the secondary offering and clearly states a conclusion as to whether they will, when sold, be legally issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-B.

RESPONSE:

The opinion letter has been revised as requested.

I trust the foregoing will assist you in your review of the Company’s Amended Registration Statement No. 1 on Form SB-2/A. Please let me know if you require any further information.

Yours truly,

/s/ Timothy Crottey
Timothy Crottey
President
Encl.